Forum Energy Corporation

Notes to Consolidated Financial Statements

Canadian Funds

BC FORM 51 – 901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:    X        Schedule A

                                       ____       Schedules B & C

ISSUER DETAILS NAME OF ISSUER Forum Energy Corporation	FOR QUARTER ENDED September 30, 2003	DATE OF REPORT YY/MM/DD 2003/11/28
ISSUER ADDRESS 700-2nd St. S. W. Suite 1400
CITY PROVINCE POSTAL CODE Calgary Alberta T2P 4V5	ISSUERS FAX NO. 403-398-1382	ISSUER TELEPHONE NO. 403-290-1676
CONTACT NAME David Thompson	CONTACT POSITION Chief Financial Officer	CONTACT TELEPHONE NO. 403-290-1676
CONTACT EMAIL ADDRESS dmt@ibl.bm	WEB SITE ADDRESS www.forumenergy.com

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

DIRECTOR’S SIGNATURE “Larry Youell”	PRINT FULL NAME Larry Youell	DATE SIGNED 2003/11/28
DIRECTOR’S SIGNATURE “David Thompson”	PRINT FULL NAME David Thompson	DATE SIGNED 2003/11/28

UNAUDITED

Consolidated Financial Statements

Forum Energy Corporation

September 30, 2003

Forum Energy Corporation

CONSOLIDATED BALANCE SHEETS

UNAUDITED

(See Basis of Presentation – Note 1)

As at September 30

September 30

December 31

	2003	2002
	(Non-consolidated – see notes)
ASSETS	$	$

Current
Cash and cash equivalents	581,913	3,596
Accounts receivable	137,179	0
Prepaid expenses	49,345	0
Other	2,365	7,732
	770,802	11,328
Non-Current
Loan receivable	0	886,920
Properties and equipment [notes1b;3]	828,089	1,679
Deferred exploration and other costs [note 4]	15,642,192	16,256,425
	16,470,281	17,145,024

Total Assets	17,241,083	17,156,352

LIABILITIES

Current
Accounts payable and accrued liabilities	380,760	97,715
Short term loans	6,745	0
Convertible loan	368,984	0
	756,489	97,715
Non-Current
Advances from affiliates [note 5]	9,248,753	11,494,017
Minority interest [note 6]	1,491,581	0
	10,740,334	11,494,017

Total Liabilities	11,496,823	11,591,732

Shareholders’ Equity
Share capital [note 4]	3,094,603	5,522,422
Revaluation Increment [note 3]	242,578	0
Unrealized Appreciation from Foreign Exchange	404,851	0
Retained Earnings	2,002,228	42,198
Total Shareholders’ Equity	5,744,260	5,564,620

Total Liabilities and Shareholders’ Equity	17,241,083	17,156,352

ON BEHALF OF THE BOARD:

“Larry Youell”

“David Thompson”

Director

Director

See Accompanying Notes

Forum Energy Corporation

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND DEFICIT

UNAUDITED

Quarter ended September 30

Two Months Ended

September 30, 2003

REVENUE	$

EXPENSES
Depletion, depreciation and amortization
administrative [note 11]	57,587
57,587
Operating loss	57,587

OTHER REVENUE AND EXPENSES
Gain on sale of investments	0
Loss on sale of furniture and fixtures	0
Interest and miscellaneous income	1,011
Amortization and write downs	0
1,011
Loss for the period	(56,578)

Retained Earnings (Deficit) beginning of period	(11,845)

Excess of Liabilities over Assets on Acquisition	(690,419)

Proceeds from Sale of Legal Parent Stock	2,761,070

Retained Earnings (Deficit) end of period	2,002,228

Gain / (Loss) per common share basic and diluted	0.01

See Accompanying Notes

Forum Energy Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED

Period ended September 30

Two Months Ended

September 30

2003
$

OPERATING ACTIVITIES
Loss for the period	(56,578)

Adjustments to reconcile Net Investment Income to Net Cash Flows from Operating Activities
Increase in accounts receivable	14,459
Increase in prepaid expenses	(15,203)
Decrease in other current assets	93
Increase in property and equipment – Net	(1,249)
Increase in deferred exploration and other costs	(815,007)
Decrease in accounts payable and accrued expenses	(22,922)
Decrease in share subscribed liability	(2,761,370)
Increase in ROC Oil Loan / convertible loan	43,969
Decrease in short term loans	(45,271)
Decrease in advances from affiliates	(250,084)
Increase in minority interest	109,320
(3,743,265)
Net Cash provided by Operating Activities	(3,799,843)

Cash Flows from Financing Activities
Proceeds from sale of parent stock	2,761,070
Net Cash provided by financing activities	2,761,070

Non-Cash Investing and Financing Activities
Foreign exchange movement on capital stock	(4,721)
Minority interest change on capital stock	(4,720)
Foreign exchange movement on capital stock	(60,507)
Minority interest change on capital stock	(60,071)
Unrealized appreciation from foreign exchange	404,851
Net Cash provided by offsetting activities	274,833

Net (decrease) in cash	(763,940)

Cash – beginning of the period	1,345,853

Cash – end of the period	581,913

See Accompanying Notes

1. BASIS OF PRESENTATION

On July 31, 2003 Forum Energy Corporation (‘FEC’) acquired ⅔ rds of the outstanding and issued shares of Forum Exploration, Inc (‘FEI’), an oil and gas exploration company located in the Philippines.  As consideration for this acquisition the ‘Parent’ issued 100,000,000 shares of its’ stock (see notes below).  The result of this transaction has been determined as a ‘reverse takeover’ in such that the subsidiary shareholders would now be deemed to control the combined enterprises.  The financial statements presented herein are deemed to be a continuation of the subsidiary.

The ‘Group (see definition below) is engaged primarily in the business of exploration and development of oil and gas reserves.  The exploration and development of oil and gas reserves involves significant financial risks.  The success of the Group is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Group’s control.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future.  The Group’s ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not contain any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Groups be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which are different from those in the United States (“US GAAP”), as explained in Note 10.

a) Consolidation and use of estimates

These financial statements include the accounts of the Corporation and its subsidiaries.  Forum Energy International (“TPI”); TEPCO Ltd. (“TEPCO”) and Forum Exploration Inc (“FEI”), the Groups former subsidiaries have been discontinued. Collectively known as (the “Group”).

The financial statements have been prepared on the basis that the controlling entity for consolidation is Forum Exploration, Inc. (‘FEI’).  The statements therefore show the comparative figures for FEI

The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results may differ from these estimates.

b) Properties and equipment

The Group follows the full cost method of accounting for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of related government incentives) are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under “ceiling tests.” A ceiling test is applied to ensure that capitalized costs do not exceed the sum of estimated undiscounted future net revenues from estimated gross proven reserves less the cost incurred or estimated to develop those reserves, production costs, interest, general and administration costs, and an estimate for restoration costs and applicable taxes plus the lower of cost or estimated market value of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon gross proved developed reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Unproved properties consist primarily of expenditures for property acquisition, office and administrative expenses relating specifically to exploration activities, data processing, drilling and acquisition of seismic data. These properties are periodically reviewed for evidence of impairment and are carried at cost less write-down for impairment, if any. These costs are transferred to the amortization pool on an ongoing basis as the project is evaluated and/or proved reserves are established.

Certain exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the Group’s proportionate interest in such activities is reflected in the financial statements.

The Group provides for amortization of its equipment, fixtures, and automobile at the rate of 30% per annum utilizing the declining balance method. It provides for a full year’s amortization of these assets in the year of acquisition.

c) Future removal and site restoration costs - oil and gas properties

Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

d) Foreign currency translation

The accounts of the Group’s integrated wholly-owned subsidiary have been translated into Canadian dollars on the following basis:

Monetary assets and liabilities at the exchange rate at year-end.  Non-monetary assets and liabilities at historical exchange rates.  Exchange gains and losses are credited or charged to income in the year incurred.

e) Stock option plan

FEI has no stock option plan in place.

FEC has a fixed price stock option plan.  No compensation expense is recognized when stock options are issued to or exercised by employees, officers, or directors.  Any consideration paid on exercise of stock options by employees, officers, or directors is credited to share capital. Effective January 1, 2002 FEC adopted section 3870 of the Canadian Institute of Chartered Accountant’s Handbook for stock-based compensation and other stock-based payments.  The section requires that FEC provide pro-forma earnings and pro-forma earnings per share for employee stock option grants, as if the fair value method of accounting for stock-based compensation had been used.  The fair value of any stock option grants to non-employees is charged to income during the year.

The following table provides pro forma measures of loss and loss per common share had stock options granted to employees, officers and directors in 2003 been recognized as compensation expense based on the estimated fair value of the options on the grant date.

$

Loss for the year as reported	(1,008,741)
Compensation expense	(399,713)
Pro-forma loss for the year	(1,408,454)

Loss per common share as reported	(0.10)
Pro-forma loss per common share	(0.13)

f) Financial instruments

Financial instruments of the Group consist mainly of cash, accounts receivable, accounts payable and accrued liabilities, short-term loans and convertible loans.  As at September 30, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

g) Income taxes

The Group follows the liability method to account for income taxes.  Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

h) Investments

Investments consist of equity securities held for sale and are accounted for using the cost method of accounting.  The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

3. PROPERTIES AND EQUIPMENT

			September 30, 2003

	Cost	Accum. Depr.	Net book value
	$	$	$

Office furniture and fixtures	35,872	(17,754)	18,118
Transportation Equipment	66,168	(60,856)	5,582
Drilling Equipment	1,580,224	(790,564)	789,660
Tools and other Drilling Equipment	2,220	(0)	2,220
Office Equipment and Computers	167,299	(154,790)	12,509
	1,851,783	(1,023,694)	828,089

On December 3, 1999 FEC sold all of its oil and gas assets in Indonesia to Tradewinds Oil and Gas International Inc. (“Tradewinds”).  In addition to initial cash consideration of US$350,000 on closing, FEC is also entitled to the following:

a)

FEC retained a 5% carried interest in the North Tanjung Block (NT Block) PSC and will receive preferential recovery of US$2,000,000 to be paid out of production from 30% of the cost recovery cash flow, net of operating costs.  After the preferential recovery of US$2,000,000 the carried interest will be converted into a working interest.  The NT Block PSC expired in February 2003.  Tradewinds has applied for an extension with the new government body BPMIGAS.  The effect of this on FEC carried interest is not known.

b)

FEC will receive a 5% carried working interest in the Sungai Gelam Technical Assistance Contract, which will be converted to a 5% working interest upon commerciality being obtained.  This is contingent upon Tradewinds election to pursue the project.  FEC has not yet been advised whether Tradewinds has elected to pursue the project.

c)

The Drilling Rig located in the Philippines was upgraded, as a result a revaluation of the rig was performed, and an independent appraisal made.  The result of the independent appraisal was to increase the value of the rig and create a revaluation account.

4. DEFERRED EXPLORATION

Deferred Exploration and other costs include deferred exploration costs and other expenses incurred prior to the start of commercial operations, net of incidental income.

Deferred exploration costs are accumulated separately for each area of interest.  Thee include acquisition costs, direct exploration and development costs and an appropriate portion of related overhead expenditures, and exclude general overhead or administrative expenditures not specifically identified with a particular area of interest.

Deferred exploration costs are carried in the books only if the costs related to an area of interest for which the rights of tenure are current and:

a)

such are expected to be recouped through successful development and exploration or from sale of the area; or

b)

exploration and evaluation activities in the area as of balance sheet dates have not reached a stage which permits a reasonable e assessment of the existence or otherwise of economically recoverable reserves, and active operations in, or relating to, the area are continuing.

Exploration costs, which do not satisfy the above criteria, are written off.

Revenues earned in connection with the exploration activities in an area of interest prior to the start of commercial operations are offset against the expenditures of such area of interest.

Deferred exploration costs will be amortized for each area of interest using the unit of production method upon the start of commercial operations.  The unit of production method results in an amortization charge proportional to the depletion of economically recoverable reserves.  Economically recoverable reserves represents the estimated quantity of products which is expected to be profitability extracted, processed and sold under current foreseeable economic conditions.

The carrying value of each producing area of interest is reviewed regularly and, to the extent to which this amount exceeds its recoverable amount (based on the higher of the net present value of estimated future net cash flows and current realizable value), an allowance for impairment will be provided in the year in which it is determined.

When further development expenditures are incurred on producing area of interest, such expenditures are capitalized as part of the costs of such area of interest only when substantial economic benefits are thereby established; otherwise, such expenditures are charged to cost of production.

The accumulated costs incurred by the Company for each of the areas as detailed are shown in the balance sheet as deferred costs:

AREA	September 30, 2003	December 31, 2002
SC40	$10,789,201	$10,501,751
GSEC92	$ 4,852,991	$ 5,754,673
	$15,642,192	$16,256,424

The exchange rates used reflect the historical year-end rates.

The recovery of the above-deferred costs as well as the ability of the Company to pay its liabilities to its shareholders (see Note 5) is dependent upon the success of future exploration and development activities and events, the outcome of which cannot presently be determined.

5. ADVANCES FROM SHAREHOLDERS

Advances from shareholders are non-interest bearing and relate to the previous funding of the deferred exploration costs.  The recovery of these advances is deferred until the Company commences to generate revenues from its explorations.  Under an agreement between Forum Pacific Inc (minority shareholder to Forum Exploration, Inc., and Forum Energy Corporation) these Companies shall receive repayment of these advances on a 50/50 basis.

6. MINORITY INTEREST

Calculated as representing the remaining shareholders outside of the acquisition group in the sale of FEI to FEC.  Current Minority interest represents 33⅓ rd interest.

7. SHARE CAPITAL

a) Authorized FEI

750,000,000

Issued

	Number	Amount $

Balance December 31, 2002	187,500,000	4,641,882

Balance September 30, 2003	187,500,000	4,641,882
Warrants	0	0
Balance, September 30, 2003	0	0

b) Authorized FEC

Unlimited number of Common shares without par value

Unlimited number of Class A and Class B preferred convertible redeemable voting shares without par value

Issued

	Number	Amount $

Balance December 31, 2002	10,511,339	3,948,056
Options issued for services	0	449,245
Issued in consideration for the acquisition of 125,000,000 shares of FEI	100,000,000	0
Exercise of stock options	397,831	60,446
Issued pursuant to private placement	21,538,295	2,153,830
Balance September 30, 2003	132,447,465	6,611,577
Warrants
Balance, September 30, 2003	2,539,000	53,654

The Group announced a private placement of 20,000,000 common shares at US$0.10 per common share, which was increased to a maximum of 24,000,000 common shares by the Board of Directors.  The Group stopped accepting subscriptions after having received subscriptions for 21,538,295 common shares, which closed on August 25, 2003 and September 24 respectively.

c) Options

FEC has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of FEC’s stock on the date of the grant and an option’s maximum term is three years.  The options vest immediately. At September 30, 2003 there were 12,539,790 stock options outstanding to purchase common shares at US$0.08 - US$0.32 per share.  These options expire on various dates between October 25, 2003 and April 26, 2008.

FEC	Number of Options	Weighted Average Exercise Price/Share

Outstanding and exercisable December 31, 2002 (2)	1,907,121	$0.22
Granted	11,650,000	$0.08
Exercised	(397,831)	$0.16
Canceled/Expired	(619,500)	$0.18
Outstanding and exercisable September 30, 2003	12,539,790	$

At September 30, 2003, 15,078,790 shares of common stock were reserved including 12,539,790 shares reserved for issuance under stock option agreements and 2,539,000 reserved for issuance in conjunction with outstanding warrants.

d)

Subsequent to September 30 2003, 300,000 options were exercised; no further options were issued or cancelled.

8. RELATED PARTY TRANSACTIONS

In the accounts of FEC management, consulting and investor relations’ fees and benefits in the amount of $259,477 (September 2002 - $142,136) were paid or credited to eight (2002 - five) directors or officers or companies controlled by them.  Included in accounts payable and accrued liabilities at September 30, 2003, is $34,476 (December 31, 2002 - $66,594) owed to directors, officers, and companies controlled by them.  All transactions were recorded at the exchange amounts.

9. INVESTMENTS

On April 3, 2000 FEC purchased a 4.5% equity interest in Open Joint Stock Company Caspi Neft (“OJSCCN”) from Transmeridan Exploration Inc.  (“TMEI”) for US$614,158, ($895,152) cash.  OJSCCN owns the exploration and production rights for the South Alibek field in the Aktyubinsk region of the Republic of Kazakhstan.

On March 16, 2001 FEC sold its interest in OJSCCN to TMEI for US$1.5 million of convertible preferred shares of TMEI plus 1 million warrants exercisable at US$1.00 per share for a period of two years.  The preferred shares were convertible at the Group’s option into 1.5 million common shares of TMEI at a deemed value of US$1.00 per share at any time within 5 years.  The sale was recorded at the carrying value of the assets given up being the shares of OJSCCN, which were carried at $895,152 plus the capitalized resource property costs, which were $149,372.  The total carrying value of $1,044,524 was allocated to the preferred shares and included in investments.  At December 31, 2001 FEC recorded a write down on its investment of $283,050 and on December 31, 2002 a further write down of $48,372 was recorded. TMEI commenced trading on the NASDAQ OTC-BB market on March 6, 2002.  The Group elected to convert its preferred shares into 1,500,000 common shares of TMEI on the commencement of trading.  By December 31, 2002, the Group had sold 1,350,000 shares of TMEI for proceeds of $643,326, net of commissions and recorded a loss on disposal of $42,000.  The balances of the Group’s TMEI shares were sold on February 21, 2003 for proceeds of $27,776 net of commissions.  All of the warrants expired, unexercised on March 16, 2003.

The Group entered into a Share Purchase Agreement dated March 11, 2003 among Forum Pacific, Inc. (“Forum”), Mullins Group/ Eastmark Limited  (“Mullins/Eastmark”) and the Group, providing for the purchase by the Group of 66⅔% of the issued and outstanding shares of Forum Exploration, Inc., a Philippines Corporation.  A Share Purchase Amending Agreement dated March 21, 2003 amended the Share Purchase Agreement.

Forum Exploration, Inc. is the legal and beneficial holder of 100% interests in two upstream oil and gas contract areas in the Philippines.  The first contract is a Geophysical Survey and Exploration Contract covering the Manila Bay area, and the second contract is a Service Contract covering the northern half of Cebu Island in the Philippines.  The Group conducted extensive due diligence with respect to the corporate status of Forum Exploration, Inc., in addition to the status of the underlying assets, including the Geophysical Survey and Exploration Contract for Manila Bay and the Service Contract for Cebu Island.  After extensive due diligence, it was determined that the Group would proceed with the acquisition, subject to certain deficiencies having been rectified.  The deficiencies were rectified, and the Group decided to proceed.

On April 28, 2003, the Group closed the acquisition of 125,000,000 shares in the capital of Forum Exploration, Inc., representing 66⅔% of the issued and outstanding shares of Forum Exploration, Inc.  The remaining 33⅓% of the shares of Forum Exploration, Inc. was retained by Forum.  Final regulatory approval and transfer of Stock Certificates confirmed the transfer of the 125,000,000 shares of Forum Exploration, Inc. to the Group on May 23, 2003.

The consideration to be paid by the Group for the acquisition of the 125,000,000 shares of Forum Exploration, Inc. is to be the issuance of 100,000,000 common shares of the Group at a deemed value of US$0.10 per share for total consideration of US$10,000,000.  The Board of Directors of the Group approved the issuance of the 100,000,000 common shares of the Group, and the 100,000,000 common shares of the Group were issued subsequent to the end of the quarter.

It has been determined for presentation of accounts that this transaction is deemed a reversal takeover in accordance with Canadian GAAP and the consolidation entity is FEI.

10. COMMITMENTS AND CONTINGENCIES

During the year the Group, assigned its office lease to a third party.  The Group is liable for any defaults on payments by this party.

11. ADMINISTRATIVE EXPENSES

Administrative expenses were comprised of the following:

FEI

Two Months Ended

September
2003
$

Foreign exchange loss (gain)	58,253
Interest and bank charges [note 9]	565
Investor relations (note 5)	0
Shareholder information	145
Management fees (note 5)	7,409
Consulting fees (note 5)	27,673
Office	9,014
Professional fees and miscellaneous expenses	(60,407)
Communication	2,617
Travel	12,318
57,587

12. CONVERTIBLE LOAN

On May 24, 2001 FEC announced that it had entered into an agreement with Roc Oil Company Limited (“ROC”) by which ROC agreed to provide FEC with staged financing over 15 months up to a discretionary maximum of US$4,000,000.  The financing was by way of a series of convertible loans.  ROC was initially loaning funds to FEC during a due diligence period ending February 28, 2002 with the option to lend further funds to FEC beyond that date, subject to the Group meeting certain project milestones.  Under the agreement FEC granted ROC the right of first refusal to participate, up to a 25% equity level, with the Group in upstream development opportunities in Iran. ROC had the option of appointing up to 3 members of the Board of Directors of FEC depending upon the level of funding provided.  Under the terms of the agreement, ROC was also provided an the option of providing further funding to the Group directly or converting the loan and accrued interest into either a 50% interest in TEPCO Ltd., the wholly-owned subsidiary of Forum was to hold the Iranian projects or into a direct 50% interest in the projects.  ROC would then be required to provide further funding to TEPCO, via either loans or direct investment in the projects for a total of US$3,765,000.

If ROC elected not to convert its loan amounts and accrued interest into a direct interest in TEPCO Ltd. or into a direct interest in the projects, it had the option to provide funding of up to US$4,000,000 directly to FEC.  Until the maturity date of May 1, 2003, ROC would also have the option of converting any and all amounts of this funding and accrued interest into shares of Forum at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share.  ROC will also receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003.  The final number of warrants issued to ROC was 319,828.  All of the warrants expired unexercised.

The loan agreement contains certain non-financial covenants restricting FEC from certain activities such as paying dividends, adopting any shareholders’ rights plan where the rights of ROC would be adversely affected, sale of assets other than in the normal course of business, restricting the use of proceeds received under the loan agreement and prohibiting the amalgamation, consolidation or merger of the Group with another entity.  To be in compliance with these covenants Forum must provide ROC with advance notification of any such anticipated activity.  Failure to meet the covenants would result in the loan becoming immediately repayable. As at December 31, 2002 the Group had met all covenants.

To September 30, 2003 ROC had advanced US$255,944 on which $35,038 of interest expense has been accrued.  The fair value of the warrants issued in conjunction with the loan was estimated using the Black-Scholes option-pricing model.  The $53,654 calculated discount for the warrants has been recorded as interest expense over the term of the loan.  For the year ended January 1, 2003 to September 30, 2003  $13,414 has been accrued.

The loan matured on May 1, 2003, however presently remains outstanding.  The Group is presently in discussions regarding possible conversion of the loan, however at the present time the outcome is not known.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

FEC’s consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP as follows:

Financial statement presentation

September 30
Statements of Loss	2003
$

Loss for the year - Canadian basis	(1,008,741)
Beneficial conversion feature (a)	0
Stock option re-pricing (c)	(42,708)
Loss and comprehensive loss for the year - U.S. basis	(1,051,449)

Loss per common share (basic and diluted) – Canadian basis	(0.10)
Loss and comprehensive loss per common share (basic and diluted) - U.S. basis	(0.10)

Balance Sheet	September 30, 2003
	Canadian GAAP $	U.S. GAAP $

Convertible loan (b)	325,015	347,009
Shareholders’ equity (deficiency)	(1,089,539)	(1,432,023)

The cumulative effect of these adjustments on consolidated shareholders’ equity (deficiency) is as follows:

September 30
2003
$

Shareholders’ equity (deficiency) using Canadian GAAP	(1,089,539)
Beneficial conversion feature (a)	(58,884)
Equity component of convertible loan (b)	(21,994)
Stock option re-pricing (c)	(261,606)
Shareholders’ equity (deficiency) using U.S. GAAP	(1,432,023)

 (a)

Under US GAAP, the terms of the convertible notes provide the lenders with an ‘in-the-money’ variable conversion rate. A beneficial conversion feature on the convertible loan is calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock.  The amount of the beneficial conversion feature at inception was $45,143, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity.  Since the loan matured on may 1, 2003 the beneficial conversion feature was not re-measured on September 30, 2003.

(a)

Under Canadian GAAP, the amount allocated to the convertible loan has been segregated into debt and equity components based on their respective fair values (note 9).  Under U.S. GAAP the amount allocated to the convertible loan would not be bifurcated.

(b)

Under APB Opinion 25 the re-pricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, forfeited or expire.  Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statements of loss as adjustments to general and administrative expense.  For the quarter ended September 30, 2003, income would increase by $42,708 as the market value of the Group’s common shares at September 30, 2003 was higher than the revised exercise price.

14. COMPARATIVE INFORMATION

Certain amounts for prior years have been reclassified to conform to the current year’s presentation.  The prior year statements reflect the activity of the acquiring entity FEI.